  Exhibit 99.1

High Tide Reports Second Quarter 2022 Financial Results Featuring a 98% Increase in Revenue and Ninth Straight Quarter of Positive Adjusted EBITDA

Same-store Sales Increased 23% Sequentially Compared to the Previous Quarter

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

CALGARY, AB, June 14, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, filed its financial results for the second fiscal quarter of 2022 ended April 30, 2022, the highlights of which are included in this news release. The condensed interim consolidated financial statements for the three and six months ended April 30, 2022 and the accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, and its profile pages on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

High Tide Inc. June 14, 2022 (CNW Group/High Tide Inc.)

Second Quarter 2022 – Financial Highlights:

  Revenue increased to $81.0 million in the second quarter of 2022 compared to $40.9 million in the same quarter last year. Sequentially, revenue increased by 12% compared to the previous quarter. This represents the second-highest quarterly revenue figure generated by a Canadian cannabis company reporting in Canadian dollars.
  Gross profit increased by 51% to $22.7 million in the second quarter of 2022 compared to $15.0 million in the same quarter last year.
  Gross profit margin in the three months ended April 30, 2022, was 28% compared to 32% in the previous quarter ended January 31, 2022. The drop in gross profit margin is attributed to an increased share of total revenue coming from the bricks-and-mortar retail side of the Company's business, as a result of continued easing of pandemic restrictions across North America, and the rapid organic and inorganic bricks-and-mortar expansion in Canada.
  Adjusted EBITDA1 for the three months ended April 30, 2022, was $2.4 million compared to $3.0 million in the previous quarter ended January 31, 2022. This can be attributed to retail seasonality, as the previous quarter included the holiday season.
  Cabanalytics data sales were $5.1 million in the second quarter of 2022 compared to $2.9 million for the same quarter last year. Sequentially, Cabanalytics data sales increased by 10% compared to the previous quarter.
  For locations operational throughout the second quarter of 2022 and 2021, same-store sales increased by 23%. Since the launch of the discount club model in October of 2021, daily same-store sales have increased by 48%. The Company has continued to experience same-store sales growth since the end of the quarter.
  Geographically in the second quarter of 2022, revenue of $63.5 million was earned in Canada, $15.9 million was earned in the United States and $1.6 million was earned internationally. Compared to the second quarter of 2021, revenue increased by 81% in Canada, 181% in the United States, and 864% internationally.
  Segment-wise in the three months ended April 30, 2022, $80.0 million of revenue was generated by Retail, $1.0 million by Wholesale, and an immaterial amount by Corporate.
  Cash on hand as of April 30, 2022, totaled $15.0 million.
_______________________________
[1] Adjusted EBITDA is a non-IFRS financial measure.

"Once again, I can proudly report that High Tide continues to see consistent and significant growth year-over-year and sequentially with every passing quarter, despite a persistently challenging macro environment and the state of the capital markets. Since its launch, the ongoing growth of our innovative discount club model has resulted in a 48% increase in daily same-store sales, contributing to our 98% revenue growth over the same quarter last year. While we aggressively gain retail market share in Canada ahead of our peer group, we have remained adjusted EBITDA positive for the ninth straight quarter. Although we are pleased with our EBITDA of $2.4 million this quarter, we highlight that, as the only pure-play cannabis retailer trading on Nasdaq, direct ongoing costs incurred associated with our Nasdaq listing amounted to approximately $750,000 this quarter. Our continued EBITDA positivity is a critical point for us, as we are steadily growing at the same time when many of our publicly-traded and private peers are facing fierce challenges and slowing down," said Raj Grover, President and Chief Executive Officer of High Tide.

"We also continue to be the acquirer of choice, as many independents see compelling value in joining the High Tide family in this highly competitive retail landscape. Our recently-launched Cabana Cannabis Co. products will further contribute to healthy margin increases, since we expect our house-branded products to represent a 20-30% share of our total bricks-and-mortar sales over the long term. We are currently sitting at 126 stores across Canada, and remain confident that we will reach our goal of 150 stores by the end of the 2022 calendar year. Last quarter, we became the second-largest revenue-generating Canadian cannabis company that reports in Canadian dollars, and we are now on an annualized revenue run rate trajectory of approximately $325 million. I am lazer-focused on ensuring that High Tide's growth trajectory will bring us to that coveted number one position in Canada. I want to give a huge shout out and thanks to the entire High Tide team for consistently producing industry-leading results," added Mr. Grover.

Second Fiscal Quarter 2022 – Operational Highlights:

  Organic retail store expansion continued with 5 new Canna Cabana locations: 3 in Alberta and 2 in Ontario.
  Cabana Club membership increased to over 550,000 members as of today, from 245,000 at the launch of the Company's discount club model, representing a 124% increase over the past 8 months.
  Following the success of its discount club model, the Company celebrated the milestone of 420,000 Cabana Club members by launching an exclusive car giveaway contest, which was the first of its kind in North America and will be an annual event going forward.
  The Company was recognized as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™, which comprises the top 50 companies from over 1,600 listed on the TSX Venture Exchange.
  The Company closed the acquisition of Bud Room Inc. on February 10, 2022, securing ownership of Fastendr™ retail kiosk and smart locker technology. Fourteen Canna Cabana locations have been equipped with Fastendr™ technology, which is helping to further differentiate the Company's already-unique retail concept.
  The Company launched cannabis delivery on demand through select Canna Cabana locations in Ontario, Manitoba, and Saskatchewan on February 22, 2022, and in Alberta on March 8, 2022.
  On March 3, 2022, the Company announced that it had entered into an agreement to acquire four established retail cannabis stores, operating as Crossroads Cannabis, in Stratford, Woodstock, Hanover, and Markdale, Ontario. On April 27, the Company closed the acquisition of the three Crossroads Cannabis stores in Stratford, Hanover, and Markdale.
  The Company's subsidiary, Fab Nutrition, LLC., operating as 'FAB CBD,' launched a Subscribe-and-Save discount program in the United States on March 7, 2022.
  The Company's subsidiary, Enigmaa Ltd., operating as 'Blessed CBD,' launched online sales of its premium hemp-derived CBD products in Germany on March 9, 2022.
  On March 30, 2022, the Company announced that it had entered into an agreement to acquire two established retail cannabis stores, operating as Bud Heaven, in Bracebridge, Ontario.
  On April 1, 2022, the Company announced that it had entered into an agreement to acquire two established retail cannabis stores, operating as Boreal Cannabis, in Slave Lake and St. Paul, Alberta. On April 22, 2022, the Company announced that it had closed the acquisition of Boreal Cannabis, adding the two stores to the Canna Cabana network.
  On April 18, 2022, the Company entered into a letter of intent with ConnectFirst Credit Union for CAD$30 million in non-dilutive credit facilities. These facilities consist of CAD$15 million of term debt and CAD$15 million in a mergers and acquisitions revolving master line. The Company expects to close the credit facilities in the month of July.

Subsequent Events:

  The Company organically opened one new store in Alberta, one in Saskatchewan, and one in Ontario. The Company's total store count as of today is 126 across Canada.
  The Company completed the acquisition of the final Crossroads Cannabis store in Woodstock, Ontario.
  The Company completed the acquisition of Bud Heaven, adding two established cannabis retail stores in Bracebridge, Ontario.
  The Company's President and Chief Executive Officer, Raj Grover, received the Cannabis Person of the Year Award at the O'Cannabiz Industry Awards Gala on June 1, 2022.
  On June 13, 2022, the Company announced the launch of its Cabana Cannabis Co. line of house-branded products in Saskatchewan, with anticipated launches in Ontario and Manitoba within the coming weeks, pending listing approval.

Selected financial information for the three and six months ended April 30, 2022:

(Expressed in thousands of Canadian Dollars)

	Three months ended April 30			Six months ended April 30
	2022	2021	Change	2022	2021	Change
	$	$		$	$
Revenue	81,031	40,868	98%	153,249	79,187	94%
Gross Profit	22,694	14,998	51%	45,676	29,766	53%
Gross Profit Margin	28%	37%	(9%)	30%	38%	(8%)
Total Operating Expenses	(30,272)	(19,509)	55%	(59,401)	(36,322)	64%
Adjusted EBITDA (1)	2,402	4,720	(49%)	5,357	9,322	(43%)
Loss from Operations	(7,578)	(4,511)	68%	(13,725)	(6,556)	109%
Net loss	(8,277)	(12,266)	(33%)	(15,629)	(29,111)	(46%)
Loss per share (Basic)	(0.14)	(0.30)	(53%)	(0.28)	(0.86)	(67%)

Note:
(1)	Adjusted EBITDA is a non-IFRS financial measure.

The following is a reconciliation of Adjusted EBITDA to Net loss:

	Three Months Ended April 30,		Six Months Ended April 30,
	2022	2021	2022	2021
Net loss	(8,277)	(12,266)	(15,629)	(29,111)
Income taxes (recovery)	(800)	(124)	(1,864)	464
Accretion and interest	1,541	2,838	3,107	5,540
Depreciation and amortization	7,627	7,714	14,738	13,808
EBITDA (1)	91	(1,838)	352	(9,299)
Foreign exchange loss	107	5	204	94
Transaction and acquisition costs	669	889	1,563	2,470
(Gain) loss revaluation of derivative liability	(728)	3,988	(1,253)	14,472
Debt restructuring gain	—	—	—	(1,145)
Loss on revaluation of marketable securities	43	159	262	144
Loss (gain) on extinguishment of debenture	(133)	—	(115)	516
Impairment loss	—	—	89	—
Share-based compensation	2,353	1,517	4,255	2,070
Adjusted EBITDA (1)	2,402	4,720	5,357	9,322

Note:
(1) Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company. Adjusted EBITDA is a non-IFRS financial measure.

Outlook:

High Tide continues to be the largest non-franchised retailer in the Canadian bricks-and-mortar cannabis market with 126 locations across the country. The Company's launch of its innovative discount club model near the end of the fourth fiscal quarter of 2021 has delivered tremendous results to date, with same-store sales having continued to accelerate throughout the second fiscal quarter of 2022. As stated in this financial release, the Company reported revenue of $81.0 million in the second fiscal quarter of 2022, which is the second-highest quarterly revenue figure amongst all Canadian cannabis companies that report in Canadian dollars. Through organic growth and accretive M&A, the Company expects to continue to increase its revenue through the third fiscal quarter of 2022, and for the remainder of the year. With 126 stores, the Company is well on its way to achieving its goal of increasing its Canadian retail store portfolio to at least 150 locations by the end of 2022. The Company anticipates entering the British Columbia market within the third fiscal quarter of 2022, and will continue growing strategically in other provinces where it currently operates. The Company has been integrating its recently-acquired customized Fastendr™ technology across its retail store network, which it expects will drive greater efficiency and improve the customer experience. Fourteen of the Company's stores are now equipped with the Fastendr™ technology. Subject to hardware availability and logistics, the Company anticipates having all of its Canna Cabana locations outfitted with this technology by the end of the 2022 calendar year. The Company expects continued launches of more Cabana Cannabis Co. branded SKUs throughout 2022 and 2023. The Company also has firm plans to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors. Throughout 2022, High Tide will continue to integrate and expand CBD brands that it acquired in 2021, including NuLeaf Naturals, FAB CBD, and Blessed CBD. As part of the identified synergies within the Company's diversified ecosystem, and as previously communicated, the Company recently launched subscribe-and-save programs on the platforms of all three of its CBD subsidiaries. Through its United Kingdom-based subsidiary, Blessed CBD, the Company entered the German market with the organic sale of premium hemp-derived CBD products on its e-commerce platform. The Company continues to monitor the German legislative process closely, given that the new German government has recently indicated its intent to introduce a cannabis legalization bill by the end of 2022. In addition to growing its in-house brands, High Tide intends to continue growing its online retail portfolio through further strategic and accretive acquisitions.

In addition, the Company, through its subsidiaries ("Subsidiaries"), intends to restart sales in certain states in the United States of products containing hemp-derived cannabinoids, including delta-8 tetrahydrocannabinol ("Delta-8") and delta-9 tetrahydrocannabinol ("Delta-9"), extracted from cannabis plants that meet the definition of "hemp" under the Agriculture Improvement Act of 2018. The legality of Delta-8 derived from hemp is uncertain and varies from state to state, with some states banning the sale of products containing Delta-8. The Company will not sell into any states where the sale of Delta-8 is prohibited at the state level. At the federal level in the United States, the legality of Delta-8 remains unclear. The United States Drug Enforcement Agency ("DEA") has issued a statement that some have interpreted as making hemp-derived Delta-8 illegal, while it has issued other statements that some interpret to the contrary. As a result, there is a risk that the DEA could consider Subsidiaries' Delta-8 products an illegal controlled substance under the U.S. Controlled Substances Act (the "CSA") or the Federal Analogue Act in the United States. Please refer to the Company's management discussion and analysis dated June 14, 2022, available on www.sedar.com, for more information about the risks associated with Delta-8 and Delta-9.

High Tide Earnings Event Webcast:

The Company will host a webcast and conference call to discuss their unaudited results and outlook at 5:30 PM (Eastern Time) today, Tuesday, June 14, 2022.

Webcast Link for High Tide Earnings Event:

https://events.q4inc.com/attendee/198957094

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Canada Dial-In Number (Toll-Free): +1 833 950 0062
Canada Dial-In Number (Local): +1 226 828 7575
United States Dial-In Number (Toll-Free): +1 844 200 6205
United States Dial-In Number (Local): +1 646 904 5544
Dial-In Number for All Other Locations: +1 929 526 1599
Participant Access Code: 076140

*Participants will need to enter the participant access code before being met by a live operator*

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 126 current locations spanning Ontario, Alberta, Manitoba, and Saskatchewan. High Tide was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide's portfolio also includes retail kiosk and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the impact of the COVID-19 pandemic on the Company's current and future operations; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, with the Company anticipating entering into British Columbia within the third fiscal quarter of 2022 and remaining on a positive growth trajectory; same-store sales continuing to increase in the third quarter of 2022 and beyond; the Company making meaningful increases to its revenue profile; the Company growing in the German market; the Company continuing to offer the car giveaway contest in future years; the Company deploying Fastendr™ technology across the Company's retail stores upon the timelines disclosed herein, resulting in greater efficiencies and improving the customer experience; the Company continuing to increase its revenue through the third fiscal quarter of 2022, and the remainder of the year; the Company building upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company continuing to integrate and expand its CBD brands; the Company completing the development of its cannabis retail stores; the Company's ability to generate cash flow from operations and from financing activities; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the Company's intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures; the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; Cabana Club loyalty program membership continuing to increase; the Company reaching its goal of leading global cannabis across all business segments in which they operate; the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company hitting its forecasted revenue and sales projections for the third quarter of 2022; the Company's expectations from its Cabana Cannabis Co. white label products; the Company launching additional Cabana Cannabis Co. branded SKUs upon the timelines outlined herein; the Company securing the proposed credit facilities on the terms and within the timelines set out in this news release; the use of proceeds from the proposed credit facilities being utilized as outlined herein; the anticipated effects of the proposed credit facilities on the business and operations of the Company; the Company utilizing the proposed credit facilities to complete future acquisitions; the Company becoming the largest revenue-generating cannabis company in Canada; the Company, through its Subsidiaries, relaunching sales of Delta-8 and Delta-9 products in the United States; house-branded products will represent a 20-30% share of the Company's total bricks-and-mortar sales in the long term; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; the Company will complete its proposed acquisitions; the Company will hit its forecasted revenue and sales projections for the third quarter of 2022; Cabana Club loyalty program membership will continue to increase; the Company will reach its goal of leading global cannabis across all business segments in which they operate; the Company will deploy Fastendr™ technology across the Company's retail stores, upon the timelines disclosed herein, resulting in greater efficiencies and improving the customer experience; the Company will continue to launch SKUs under its exclusive lineup of Cabana Cannabis Co. white label products on the timelines disclosed herein and these products will contribute to healthy margin increases; house-branded products will represent a 20-30% share of the Company's total bricks-and-mortar sales in the long term; same-store sales will continue to increase in the third quarter of 2022 and beyond; the Company will make meaningful increases to its revenue profile; the Company will grow in the German market; the Company continue the car giveaway contest in future years; the Company will continue to increase its revenue through the third fiscal quarter of 2022, and the remainder of the year; the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company will continue to integrate and expand its CBD brands; the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions; the Company will add the additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; the Company will secure the proposed credit facilities (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated; the use of proceeds from the proposed credit facilities will be utilized as outlined herein; the Company will utilize the proposed credit facilities to repay its debt, replace its current credit facility and complete future acquisitions; the Company will enter British Columbia upon the timelines indicated herein; the Company will become the largest revenue-generating cannabis company in Canada; and the Company, through its Subsidiaries, will restart sales of Delta-8 and Delta-9 products in the United States.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2022; risk that the Company will not hit its forecasted revenue and sales projections for the third quarter of 2022; risk that Cabana Club loyalty program membership will decrease and/or plateau; risk that the Company will not reach its goal of leading global cannabis across all business segments in which they operate; risk that the Company will be unable to deploy Fastendr™ technology across the Company's retail stores or upon the timelines disclosed herein; risk that the Company will be unable to launch additional SKUs under its exclusive Cabana Cannabis Co. brand on the timelines disclosed herein or at all; risk that the Cabana Cannabis Co. products will be unable to contribute to margin increases; risk that house-branded products will not represent a 20-30% share of the Company's total bricks-and-mortal sales in the long term; risk that same-store sales will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to increase its revenue through the third fiscal quarter of 2022, and the remainder of the year, but that it will decease and/or plateau; risk that the Company will be unable to grow in the German market; risk that the Company will be unable to continue the car giveaway contest in the future; risk that the Company will be unable to expand into British Columbia; risk that the Company will be unable to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk that the Company will be unable to secure the proposed credit facilities and/or will be unable to utilize the facilities on the terms and within the timelines anticipated; risk that the Company will be unable to become the largest revenue-generating cannabis company in Canada; risk that the Company, through its Subsidiaries, will be unable to restart sales of Delta-8 and Delta-9 products in the United States; risks surrounding the legality of Delta-8 derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and Delta-9 state to state; risk that the DEA could consider the Company's Delta-8 products an illegal controlled substance under the CSA or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or this in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, and/or (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Company's common shares on the TSX Venture Exchange and Nasdaq Exchange.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, (iv) the Company obtaining the proposed credit facilities, and (v) the Company's unaudited financial results for the three and six months ended April 30, 2022. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:00e 14-JUN-22